UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                          Sequential
Exhibit                                Description                              Page Number

1.	Press release on CABLE & WIRELESS International SELECTS ALVARION’S BREEZEMAXTM FOR DEPLOYMENT OF WIMAX SERVICES dated February 13, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 13th, 2007                   By: /s/ Dafna Gruber
Name:  Dafna Gruber
                                Title:    CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

CABLE & WIRELESS International SELECTS ALVARION’S
BREEZEMAXTM FOR DEPLOYMENT OF
WIMAX SERVICES

3GSM Congress, Barcelona, February 13, 2007 - Cable & Wireless International (CWI) and Alvarion (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, announced the signing of a global frame agreement in which CWI has selected Alvarion’s BreezeMAX system for fixed and mobile (802.16e) deployments. Alvarion’s award-winning BreezeMAX is the most deployed WiMAX system in the world with over 300 installations in more than 100 countries.

CWI has already deployed the first network in Antigua offering service beginning in December 2006. The WiMAX network deployment provides broadband to business and residence customers, using the BreezeMAX Pro and BreezeMAX Si customer premises equipment.

“Alvarion's WiMAX strategy enables us to optimize all aspects of our WiMAX network deployments using the best systems from multiple companies. This further enhances the WiMAX ecosystem while deepening the business partnership between our companies,” said Frank Mount, CWI Chief Technology Officer. "Alvarion's high capacity deployed network supports voice and broadband and is capable of meeting the mobility required by our customers, meeting a significant differentiator for CWI."

BreezeMAX, Alvarion’s mature and field proven WiMAX platform, has been deployed in over 300 networks over the past 2.5 years. It is a complete offering, addressing all deployment types - fixed, nomadic and mobile - in rural, suburban and urban environments.

“We are proud to be selected by an innovative and international operator as CWI,” said Tzvika Friedman, CEO of Alvarion. “Working together on advanced solutions and services will further assist Alvarion as market leaders. OPEN WiMAXTM combines our market-leading BreezeMAX system with complementary network systems from best of breed partners to serve as the future global standard for delivering Personal Broadband services over WiMAX.”

About Cable & Wireless
Cable & Wireless (www.cw.com) is one of the world’s leading international communications companies. It operates through two standalone business units -

International and UK. The International business unit operates integrated telecommunications companies in 33 countries offering mobile, broadband, domestic and international fixed line services to residential and business customers, with principal operations in the Caribbean, Panama, Macau, Monaco and the Channel Islands. The UK business unit provides enterprise and carrier solutions to the largest users of telecom services across Europe, Asia and USA and wholesale broadband services in the UK.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.